As filed with the Securities and Exchange Commission on March 3, 2014.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 7
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

NATIONAL INTERSTATE CORPORATION
Name of Subject Company (issuer))

GREAT AMERICAN INSURANCE COMPANY
(offeror)
a wholly owned subsidiary of
AMERICAN FINANCIAL GROUP, INC.
Names of Filing Persons (other person(s))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

63654U100
(CUSIP Number of Class of Securities)

Mark A. Weiss
Assistant General Counsel
American Financial Group, Inc.
301 East Fourth Street, 27th Floor
Cincinnati, Ohio 45202
Telephone: (513) 579-2520

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
F. Mark Reuter
Keating Muething & Klekamp PLL
1 East Fourth Street, Suite 1400
Cincinnati, Ohio 45202
Telephone: (513) 579-6469

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$285,637,980.00	$36,970.18

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation, other than Shares owned by American Financial Group, Inc. (“AFG”) and its subsidiaries, at a purchase price of $30.00 per Share, net to the seller in cash. As of October 30, 2013, there were 19,721,266 Shares outstanding, of which 10,200,000 Shares are owned by subsidiaries of AFG. As a result, this calculation assumes the purchase of 9,521,266 Shares.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by $0.0001288.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: $36,970.18	Form or Registration No.: Schedule TO
Filing Party: American Financial Group, Inc.	Date filed: February 18, 2014

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☑	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer

INTRODUCTION

This Amendment No. 7 amends and supplements the Tender Offer Statement filed on Schedule TO (this “Schedule TO”) which relates to the tender offer by Great American Insurance Company (“Purchaser”), an Ohio corporation and a wholly-owned subsidiary of American Financial Group, Inc., an Ohio corporation (“AFG”) to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of National Interstate Corporation, an Ohio corporation (“National Interstate”), other than Shares owned by Purchaser, at a purchase price of $30.00 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated February 21, 2014 (as may be amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(vii), and the related Amended and Restated Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached to this Schedule TO as Exhibit (a)(1)(viii) (which, as amended or supplemented from time to time, together constitute the “Offer”).

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein. For reference, the Offer to Purchase is amended and restated as follows:

Effective March 3, 2014 Purchaser has waived the Minimum Tender Condition. The Minimum Tender Condition had required that, following the Offer, Purchaser must own Shares of National Interstate common stock that, when added to the Shares it currently owns, represents at least 90% of the outstanding Shares of National Interstate on a fully diluted basis. Under the amended Offer, Purchaser will purchase any and all Shares tendered by National Interstate shareholders into the offer. Accordingly, all references to the Minimum Tender Condition are deleted. Purchaser has also extended the expiration date and withdrawal rights to 12:00 midnight, Eastern time, on March 17, 2014. The Offer was previously scheduled to expire at 12:00 midnight, Eastern time, on March 6, 2014. Accordingly, all references to March 6, 2014 as the Expiration Date shall be replaced with March 17, 2014. Except for the extension of the Expiration Date and the waiver of the Minimum Tender Condition, all other terms and conditions of the Offer remain unchanged.

Item 1. Summary Term Sheet.

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

The following is hereby added immediately after the paragraph under “Summary Term Sheet — How do I tender my Shares?” in the Offer to Purchase:

“If I tendered my shares before the minimum tender condition was waived, may I withdraw my shares now?

“Yes. Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the tender offer. Shareholders who have already tendered their shares (or who in the future tender their shares) using any Letter of Transmittal or Notice of Guaranteed Delivery will be deemed to have tendered (or be tendering) pursuant to the offer. If you wish to withdraw your shares now that the minimum tender condition has been waived, please follow the instructions under “The Offer—Section 4. Withdrawal Rights.”

Item 12. Exhibits.

The press release announcing the waiver of the minimum tender condition and the extension of the expiration date is attached hereto as Exhibit (a)(5)(iii) and incorporated herein by reference, and as a result, Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(1)(i)	Offer to Purchase, dated February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(v)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(vi)	Summary Advertisement published in The New York Times on February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(1)(vii)	Amended and Restated Offer to Purchase, dated February 21, 2014 (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(viii)	Amended and Restated Letter of Transmittal (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(ix)	Amended and Restated Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(x)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(xi)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO/A, filed on February 21, 2014).
(a)(1)(xii)	Solicitation/Recommendation Statement on Schedule 14D-9, dated February 19, 2014 (incorporated by reference to the Schedule 14D-9 filed by National Interstate Corporation on February 19, 2014).
(a)(1)(xiii)	Fairness Opinion of Duff & Phelps, LLC, dated February 17, 2014 (incorporated by reference to Exhibit 99.(a)(12) to the Schedule 14D-9 filed by National Interstate Corporation on February 19, 2014).
(a)(5)(i)	Press Release, issued by AFG, dated February 5, 2014 (incorporated by reference to the Schedule TO, filed on February 5, 2014).
(a)(5)(ii)	Press Release, issued by AFG, dated February 18, 2014 (incorporated by reference to Amendment No. 1 to the Schedule TO, filed on February 18, 2014).
(a)(5)(iii)	Press Release, issued by AFG, dated March 3, 2014.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2014

AMERICAN FINANCIAL GROUP, INC.

By:	/s/ Karl J. Grafe
Name: Karl J. Grafe
Title: Vice President

GREAT AMERICAN INSURANCE COMPANY

By:	/s/ Stephen C. Beraha
Name: Stephen C. Beraha
Title: Assistant Vice President, Assistant General Counsel and Assistant Secretary